CLEAN HARBORS, INC.

42 Longwater Drive

Norwell, MA  02061-9149

January 2, 2013

Rufus Decker, Accounting Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC  20549-4631

Re:	Clean Harbors, Inc.
Form l0-K for the Year Ended December 31, 2011
Form 10-Q for the Period Ended September 30, 2012
Form 8-K Filed November 7, 2012
File No. 1-34223

Dear Mr. Decker:

Pursuant to the telephone conversation on Monday, December 31, 2013 between the undersigned and Nudrat Salik, Staff Accountant, Clean Harbors, Inc. (the “Company”), hereby requests an extension until up to Wednesday, January 23, 2013 of the time for the Company to  respond to the comment letter dated December 21, 2012 (the “Comment Letter”) with respect to the Company’s Annual Report on Form 10-K for the year ended December 31, 2011, Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2012, and Report on Form 8-K filed on November 7, 2012. Particularly in light of the Company’s receipt of the comment letter shortly prior to the holiday season and the end of the Company’s fiscal year on December 31, 2012, as well as the completion by the Company on December 28, 2012 of the Company’s acquisition of Safety-Kleen, Inc., this extension will allow the Company more time to adequately prepare its responses to each of the comments in the Comment Letter.

Thank you for your assistance.

Sincerely,

/s/ Robert E. Gagnon
Robert E. Gagnon, Executive Vice President and Chief Financial Officer
(781) 792-5106
cc:	Nudrat Salik, Staff Accountant